Filed by Seneca Biopharma, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Seneca Biopharma, Inc.

(Commission File No. 001-33672)

Leading BioSciences Announces Early Efficacy Signal in Reducing Post-Surgical Adhesions in Open Label Study

CARLSBAD, Calif., April 20, 2021 -- Leading BioSciences, Inc. (“LBS” or "the Company"), a privately held company that recently entered into a definitive agreement for a reverse merger with Seneca Biopharma, Inc. (Nasdaq: SNCA), subject to certain conditions to be completed, to form Palisade Bio, Inc., announced data from an open label GI surgery study with lead asset LB1148 that provided an early indication of efficacy signal in reducing post-surgical adhesions following elective bowel resection. No abdominal adhesions were observed at the time of a follow-up surgery in two patients treated with LB1148.

Although these are early data in a limited number of patients, the data may support the Company's ongoing Phase 2 clinical trial to evaluate the impact of LB1148 on return to bowel function, length of stay, and postoperative intra-abdominal adhesions.

“Even with good surgical technique intra-abdominal adhesions can be found in more than 90% of patients after intra-abdominal surgery,” said Dr. Michael Dawson, Chief Medical Officer of Leading BioSciences. “Adhesion-related complications such as small bowel obstructions, pain and infertility occur in up to 19% of abdominal surgery patients. These early data may indicate that LB1148 is reducing the formation of adhesions. We look forward to testing this hypothesis formally in our later stage clinical studies.”

Previously the company described statistically significant data from the Phase 1, single-site, open-label, investigator-sponsored trial, called LBS-IST-POI-101, that enrolled 11 and evaluated 10 patients at a hospital in the United States. The trial evaluated the use of LB1148 for safety and preliminary efficacy in subjects undergoing elective bowel resection. LB1148 treated patients had a statistically significant reduction in hospital length of stay by 1.3-days when compared with expected length of stay based on their billing code at admission.

Previous studies in similar patients have demonstrated adhesions are found in more than 90% of patients after intra-abdominal surgery. Adhesion-related complications such as small bowel obstructions, pain and infertility occur in up to 19% of abdominal surgery patients.

In the LBS-IST-POI-101 study, three of the 11 patients enrolled underwent follow-up surgical procedures. For two of these patients, the patient had no intra-abdominal adhesions at the time of the follow-up surgery. A third patient’s follow-up surgery was conducted on an emergent basis 14 days postoperatively by a surgeon who was not participating as an investigator in the clinical trial, and so the extent and severity of adhesions were not formally assessed. Although an official evaluation of adhesions was not provided, the surgical notes do not describe any adhesions during the surgery.

Generally, treatment with LB1148 was well tolerated. AEs were not considered unexpected in this patient population. None of the AEs or SAEs reported were considered drug-related by the sponsor-investigator.

Tom Hallam, Ph.D., Chief Executive Officer of Leading BioSciences added, “To our knowledge, there are currently no oral therapies available to reduce post-surgical intraabdominal adhesions in patients undergoing abdominal and pelvic surgery. If this efficacy signal continues to be observed in later stage studies, LB11148 may be a beneficial treatment for post-surgical adhesions for patients under these surgeries. Further, we are exploring changes to the trial design that would facilitate reading out the adhesions data earlier.”

The above-mentioned results were previously disclosed in the company’s December 17, 2020 conference call. Full results for the open-label GI study are expected to be disclosed at an upcoming conference in 2021.

About Leading BioSciences, Inc.

LBS is developing novel therapeutics designed to improve human health through therapeutic protection of the gastrointestinal (GI) mucosal barrier. LBS's initial focus is combatting the interruption of GI function (ileus) following major surgery in order to reduce recovery times and shorten the duration of patient hospital stays. Additionally, LBS believes that its investigational therapies have the potential to prevent the formation of postoperative adhesions (reducing hospital re-admissions and additional surgeries), as well as to address the myriad health conditions and complications associated with chronic disruption of the GI mucosal barrier.

About Seneca Biopharma, Inc.

Seneca Biopharma, Inc., is a clinical-stage biopharmaceutical company developing novel treatments for diseases of high unmet medical need. On December 17, 2020, Seneca announced that it had entered into a definitive Merger Agreement with LBS, a privately held company focused on developing novel therapeutics to improve human health through therapeutic protection of the gastrointestinal mucosal barrier. Pursuant to the Merger Agreement, Seneca is seeking to sell off its rights to NSI-566. Upon completion of the merger, the company is expected to operate under the name Palisade Bio, Inc. and trade on the Nasdaq Capital Market under the ticker symbol PALI.

No Offer or Solicitation:

This communication will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

 Important Additional Information Will be Filed with the SEC

In connection with the proposed transactions between LBS and Seneca, Seneca filed a registration statement on Form S-4 that contained a proxy statement and prospectus with the Securities Exchange Commission (“SEC”) on December 23, 2020. The registration statement was declared effective on February 11, 2021 and the proxy statement was mailed to the Seneca stockholders on or about February 12, 2021. This communication is not a substitute for the registration statement or the proxy statement or any other documents that Seneca may file with the SEC or send to its stockholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING DECISION, SENECA URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SENECA, THE PROPOSED TRANSACTION AND RELATED MATTERS.

You may obtain free copies of the registration statement, proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at http://www.sec.gov. The registration statement is available free of charge on Seneca’s website at http://www.senecabio.com, by contacting Seneca’s Investor Relations by phone at (301) 366-4960, or by electronic mail at investor@senecabio.com. Investors and stockholders are urged to read the registration statement, proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Seneca and LBS, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Seneca’s directors and executive officers is included in Seneca’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 22, 2021, and the registration statement, proxy statement, and prospectus filed with the SEC on February 9, 2021. These documents can be obtained free or charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains "forward-looking statements" made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future, not past, events and may often be identified by words such as "expect," "anticipate," "intend," "plan," "believe," "seek" or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Specific risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include risks inherent in the development and commercialization of potential products, uncertainty of clinical trial results or regulatory approvals or clearances, need for future capital, dependence upon collaborators and maintenance of our intellectual property rights. Actual results may differ materially from the results anticipated in these forward-looking statements. Additional information on potential factors that could affect our results and other risks and uncertainties are detailed from time to time in Seneca's filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 22, 2021, the registration statement, proxy statement, and prospectus filed with the SEC on February 9, 2021. Except as required by applicable law, we do not assume any obligation to update any forward-looking statements.

 Leading BioSciences Media Relations Contact:

Darren Opland, Ph.D.

LifeSci Communications

darren@lifescicomms.com

Leading BioSciences Investor Relations Contact:

Corey Davis, Ph.D.

LifeSci Advisors

cdavis@lifesciadvisors.com

Corporate Contact:

Justin Stege, Ph.D.

justin.stege@leadingbiosciences.com